Exhibit 24(b)(4.24)

Voya Retirement Insurance and Annuity Company

ENDORSEMENT

The Contract or Certificate, whichever is applicable is hereby endorsed as follows:

1.

The Payment of Surrender Value section is deleted and hereby replaced with the following:

When the Company receives a full surrender request, no additional partial surrenders or Transfers from the Fixed Plus Account are permitted during the payout period. The Current Value of the Fixed Plus Account will be paid in five annual payments of:

(a)

One-fifth of the Current Value on the day the request is received in good order at the Service Center, reduced by any amount from the Fixed Plus account transferred, surrendered or used to purchase Annuity benefits during the prior 12 months;

(b)	One-fourth of the remaining Current Value 12 months later;
(c)	One-third of the remaining Current Value 12 months later;
(d)	One-half of the remaining Current Value 12 months later;
(e)	The balance of the Current Value 12 months later.

During each rolling 12 month period, up to 20% of the Current Value in the Fixed Plus Account may be withdrawn as a partial surrender. The amount available for surrender is based on the Current Value in the Fixed Plus Account on the date that we receive the surrender request in good order at our Service Center. This 20% limit is reduced by any amount(s) surrendered, transferred, taken as a loan, or used to purchase an Annuity during the 12 month prior to this request.  We also reserve the right to reduce the amounts available by deducting amounts withdrawn under a systematic distribution option.

Notwithstanding the foregoing, when a full or partial surrender is requested, the Current Value will be paid in a lump sum when a surrender is:

(a)	Due to a Participant's death before Annuity payments begin;
(b)	Used to purchase Annuity benefits;
(c)

Due to a Participant's separation from service (provided, however, that such waiver shall not apply due to a Participant's severance from employment that would not otherwise qualify as a separation from service) and when:

	(1)	Separation from service is documented in a form acceptable to us; and
(2)

The amount paid for all surrenders due to separation from service during the previous 12 months does not exceed 20% of the average value of all Individual Accounts under the Contract during that period; or

(d)	Due to a Participant's financial hardship as defined in the Code, and when:
	(1)	If applicable, certified by the employer;
	(2)	The amount paid for all surrenders due to financial hardship during the previous 12 months does not exceed 20% of the average value of all Individual Accounts under the Contract during that period.

When a full surrender is requested, the value of the Fixed Plus Account will be paid in a lump sum, when the Fixed Plus Account value is $5,000 or less.

Any full surrender from the Fixed Plus Account may be cancelled at any time before the end of the payment period.

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2.	Delete the Section entitled Transfer of Current Value from the Fixed Plus Account and replace with the following:

During each rolling 12-month period, before an Annuity option is elected, the Contract Holder, or a Participant, as applicable, may transfer either a partial amount or the full amount of the Current Value, up to 20% of the Current Account Value in the Fixed Plus Account, to any available Fund.  The amount available for transfer is based on the Current Value in the Fixed Plus Account on the date that we receive the transfer request in good order at our Service Center and is subject to the following conditions:

(a)	Any amount surrendered, transferred, taken as a loan or used to purchase Annuity payments during the prior 12-month period will be included in calculating the amount which equals 20%; and
(b)	We reserve the right to include amounts paid under a systematic distribution option when calculating the amount which equals 20%.

If 20% of the amount in the Fixed Plus Account has been transferred in each of four consecutive 12 month periods, and no additional amounts have been transferred or otherwise allocated to the Fixed Plus Account during such 48 month period, the remaining balance may be transferred in the fifth year. The 20% amount available to transfer under this provision will be reduced by any amount surrendered, transferred, taken as a loan, or used to purchase  Annuity payments during the prior 12-month period when calculating the amount which equals 20%.   We reserve the right to include the amounts paid under a systematic distribution option when calculating the amount equal to 20%.

3.	Delete the definition of "Dollar Cost Averaging" and any references thereto in the Contract and Certificate. The Dollar Cost Averaging program will no longer be available.

The effective date of this Endorsement is [August 10, 2015], or the effective date of the Contract, if later.

/s/Alain Karaoglan
President Voya Retirement Insurance and Annuity Company

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